PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated May 29, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-290527

Secondary offering of up to 32,157,957 Class A ordinary shares offered by the Selling Shareholder

This Prospectus Supplement updates, amends and supplements the prospectus dated May 29, 2026 (the “Original Prospectus”), contained in our Registration Statement on Form F-1, effective as of May 29, 2026 (Registration No. 333-290527) (the “Registration Statement”), relating to the offering of up to 32,157,957 Class A ordinary shares issuable pursuant to the Ordinary Share SPA for up to an aggregate purchase price of up to $73.0 million by the Selling Shareholder (each as defined below).

The Selling Shareholder may, from time to time, sell the Class A ordinary shares offered by them described in the Original Prospectus. We will not receive any proceeds from the sale of Class A ordinary shares by the Selling Shareholder. We will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder’s Class A ordinary shares. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of their Class A ordinary shares.

On November 24, 2025, the parties amended the Ordinary Share SPA, to provide that at the Company’s option, the Company may sell the VWAP Purchase Shares either (i) at a price per share equal to (x) 0.95, multiplied by (y) the lower of (A) the Closing Sale Price on the applicable Trading Day and (B) the VWAP on the applicable Trading Day during a one (1)- day VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA) or (ii) at a price per share equal to (x) 0.97, multiplied by (y) the lowest VWAP of the Class A ordinary shares during a three (3)- day VWAP Purchase Valuation Period.

Additionally, the VWAP Purchase Maximum Amount (as defined in the Ordinary Shares SPA) was amended to provide that the Company’s right to direct the Selling Shareholder to purchase Class A ordinary shares under the Ordinary Share SPA shall be limited to the amount of shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Class A ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.20; and (ii) the quotient obtained by dividing (A) $2,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date, and (b) respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of three (3) Trading Days, such number of Class A ordinary shares equal to the lower of (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Class A ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the Selling Shareholder may waive this limit if Form F-3 is being used to register the Registrable Securities (as defined in the Registration Rights Agreement). All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Ordinary Share SPA, as amended.

On August 29, 2025, Blue Gold Limited (the “Company”) entered into an Ordinary Share Purchase Agreement with Tumim Stone Capital LLC (the “Ordinary Share SPA”), pursuant to which the Company may, at its option, issue and sell up to an aggregate principal amount of $75 million in Class A ordinary shares, subject to certain conditions. In consideration for entering into the Ordinary Share SPA, on September 3, 2025, the Company issued 69,419 Class A ordinary shares (the “Commitment Shares”). Since such date and up to the date of this Prospectus Supplement, the Company has issued an additional 2,245,713 Class A ordinary shares pursuant to the Ordinary Share SPA. The Class A ordinary shares may be sold and issued by the Company at a price per share equal to 0.97 multiplied by the lowest daily volume-weighted average price (VWAP) of the Class A ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA), provided that the parties to the Ordinary Share SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares (as defined below). Tumim Stone Capital LLC is referred to herein as the “Selling Shareholder.”

This Registration Statement and the related Original Prospectus and this Prospectus Supplement relates to the offer and resale from time to time of up to 32,157,957 Class A ordinary shares issuable pursuant to the Ordinary Share SPA (the “VWAP Purchase Shares”) for up to an aggregate purchase price of up to $73.0 million by the Selling Shareholder.

Our Class A ordinary shares are listed on The Nasdaq Global Market under the symbol “BGL” and our warrants are listed on The Nasdaq Capital Market under the symbol “BGLWW.” On July 29, 2026 the closing price of our Class A ordinary shares was $0.21 per share and the closing price of our warrants was $0.05. Our securities have recently experienced extreme volatility in price and trading volume. From June 26, 2025, the first day of trading, to July 29, 2026, the closing price of our Class A ordinary shares ranged from as low as $0.20 to as high as $133.00 and daily trading volume ranged from 30,900 to 29,059,500 Class A ordinary shares. Likewise, during the same period, the closing price of our warrants ranged from as low as $0.04 to as high as $0.75 and daily trading volume ranged from 0 to 1,803,071 warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. See “Risk Factors —  Risks Related to the Ownership of Our Securities  — The price of the Blue Gold Limited Class A ordinary shares may fluctuate significantly, which could negatively affect Blue Gold Limited and holders of its Class A ordinary shares.”

This Prospectus Supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This Prospectus Supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement this Prospectus Supplement from time to time by filing amendments or supplements as required. You should read this entire Prospectus Supplement and Original Prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary - Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary - Foreign Private Issuer.”

Investing in our Class A ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 9 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this Prospectus Supplement, or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 5, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Extraordinary General Meeting Results

Blue Gold Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m. EDT on July 24, 2026 (the “Extraordinary Meeting”). A total of 25,123,131 votes, representing approximately 58.019% of the votes exercisable as of July 7, 2026, the record date for the Extraordinary Meeting, were present in person or by proxy. The matters submitted to a vote at the Extraordinary Meeting and the voting results of such matters are as follows:

Proposal 1

The Reverse Stock Split

Shareholders voted to approve and adopt a reverse stock split by consolidating all of the Company’s authorized shares (including all authorized Class A ordinary shares of par value US$0.0001 each and all authorized preferred shares of par value US$0.0001 each) at a consolidation ratio of not less than one-for-two (1:2) and not more than one-for-two hundred (1:200), with the Company’s Board of Directors (the “Board”) authorized to determine the final ratio and to implement such reverse stock split in their sole discretion at any time prior to the first anniversary of the Extraordinary Meeting (the “Reverse Stock Split”). The resolution was passed as an ordinary resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	24,958,643	99.351%
Against	163,119	0.649%
Abstain(1)	1,369	N/A
Total Votes Cast	25,121,762	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Proposal 2

The Company’s Memorandum and Articles of Association be amended and restated to reflect the Reverse Stock Split

Shareholders voted to approve an amendment to the Company’s Memorandum and Articles of Association to reflect the Reverse Stock Split, including to reflect the corresponding increase in the par value of each authorized share and the proportionate reduction in the number of authorized shares of the Company resulting from the Reverse Stock Split, substantially in the form set forth in Appendix A to the proxy statement, with the Board authorized to make such changes as may be necessary or appropriate to reflect the final consolidation ratio determined by the Board. The resolution was passed as a special resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	24,964,312	99.379%
Against	155,933	0.621%
Abstain(1)	2,886	N/A
Total Votes Cast	25,120,245	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

Both proposals received the requisite number of votes for approval in accordance with the Company’s articles of association and were duly approved.

The Company issued a press release, attached hereto as Exhibit 99.1, announcing the results of the Extraordinary Meeting.

Annual General Meeting Results

The Company held an annual general meeting of the Company at 11:00 a.m. EDT on July 24, 2026 (the “Annual Meeting”). A total of 21,977,873 votes, representing approximately 53.818% of the votes exercisable as of May 27, 2026, the record date for the Annual Meeting, were present in person or by proxy. The matter submitted to a vote at the Annual Meeting and the voting results of such matter are as follows:

Proposal 1

The Re-election of a Director

Shareholders voted to approve and adopt the re-election of Candice Beaumont as a Class I director to serve until the Company’s 2029 annual general meeting or until her successor is duly elected and qualified or until her earlier death, resignation or removal in accordance with the Company’s articles of association The resolution was passed as an ordinary resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	15,531,751	85.985%
Against	2,531,537	14.015%
Abstain(1)	3,914,585	N/A
Total Votes Cast	18,063,288	100.000%

(1)	Abstentions are counted for purposes of establishing quorum but are not counted in determining the outcome of a proposal.

This proposal received the requisite number of votes for approval in accordance with the Company’s articles of association and was duly approved.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only current expectations and are not guarantees of future events. These statements are subject to risks and uncertainties, detailed in the Company’s United States Securities and Exchange Commission filings, that could cause actual results and events to differ materially from those contained in the forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

Exhibit 99.1

Blue Gold Shareholders Approve Extraordinary General Meeting Resolutions

NEW YORK, NY, July 27, 2026 /PRNewswire/ — Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) (“Blue Gold” or the “Company”), a gold mining company with the infrastructure to deliver gold from mine-to-wallet, today announced that shareholders approved all resolutions presented at the Extraordinary General Meeting held on July 24, 2026.

“We appreciate the support of our shareholders in approving these resolutions,” commented Andrew Cavaghan, CEO of Blue Gold. “The authorization provides the Board with an important governance tool that preserves flexibility as we continue executing our strategy to build a diversified, cash-flow-generating gold mining business while maintaining our Nasdaq listing.”

The resolutions authorize the Board of Directors, in its discretion, to implement a share consolidation and make the corresponding amendments to the Company’s Memorandum and Articles of Association, should the Board determine such actions are appropriate. The authorization provides the Board with flexibility to act within the approved timeframe based on market conditions and the best interests of the Company and its shareholders.

About Blue Gold Limited

Blue Gold Limited (Nasdaq: BGL) (Nasdaq: BGLWW) is gold mining company with the infrastructure to deliver gold from mine-to-wallet. The Company’s mission is to explore, develop and operate high quality mining projects while leveraging modern technologies to sell the gold directly to end customers in tokenised form. Blue Gold prioritizes growth, sustainable development, and transparency in all its business practices. We believe that our commitment to responsible mining will enable us to create value for our shareholders while minimizing our environmental footprint.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor for forward-looking statements provided by Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties. Important factors that could cause actual results to differ materially from those discussed or implied in the forward-looking statements include, but are not limited to: general economic or political conditions; negative economic conditions that could impact Blue Gold Limited and the gold industry in general; reduction in demand for Blue Gold Limited’s products; changes in the markets that Blue Gold Limited targets; and any change in laws applicable to Blue Gold Limited or any regulatory or judicial interpretation. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in Blue Gold Limited’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2026, and other filings with the SEC. In light of these risks, uncertainties, and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results, and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events, or otherwise. For more information regarding Blue Gold Limited, please visit https://bluegoldltd.com.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities.

For Further Information Contact:

Dave Gentry

RedChip Companies, Inc.

1-800-REDCHIP (733-2447)

1-407-644-4256

BGL@redchip.com

Secondary offering of up to 32,157,957 Class A ordinary shares offered by the Selling Shareholder

Prospectus Supplement

August 5, 2026